Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports First Quarter 2016 Financial Results, Highlighted by Significant Growth in the Company’s Online Lending and Processing Platforms

Shijiazhuang, Hebei Province, China – June 30, 2016 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka. AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the first quarter ended March 31, 2016.

Operational Highlights

(RMB in millions)	For the Three Months Ended
	March 31, 2016	December 31, 2015		March 31, 2015
	Amount	Amount	% Change	Amount	% Change
CeraPay Transaction Volume	4,362.7	4,076.4	7.0%	940.4	363.9%
CeraVest Loans Issued	1,109.7	681.8	62.8%	219.6	405.3%

CeraPay (https://www.dianfubao.com/) is the Company’s credit advance and online payment processing platform. Launched in November 2014, CeraPay allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, with which they can use to make purchase transactions via the CeraPay application. Fincera earns transaction fees through its CeraPay platform.

CeraPay was used to make payment transactions totaling RMB4.4 billion during the first quarter of 2016, a 363.9% increase compared to the prior-year period and a 7.0% increase compared to the fourth quarter of 2015.

CeraVest (https://www.qingyidai.com/) is the Company’s small business lending platform. From its inception in November 2014 through March 31, 2016, CeraVest has originated over RMB3.6 billion in loans. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest originates loans and then sell these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of up to approximately 8.6%. Fincera earns origination fees on CeraVest loans.

CeraVest originated RMB1.1 billion in loans during the first quarter of 2016, a 405.3% increase compared to the prior-year period and a 62.8% increase compared to the fourth quarter of 2015. CeraVest had a total loan portfolio unpaid principal balance of approximately RMB1.9 billion at March 31, 2016.

The Company continued to wind down its legacy truck-leasing business, which is now classified as a discontinued operation, and expects to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met, which the Company estimates should occur by the end of 2017.

Management Comments

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “We were pleased with the continued growth of our Internet-based businesses during the first quarter of 2016, having achieved sequential-quarter as well as year-over-year growth in both CeraPay transaction volume and CeraVest loans issued. Fincera’s offerings are resonating with and fulfilling a dire need for our target audience of small and medium-sized businesses and individuals in China. As the Company’s offerings are adopted by small businesses outside of what has historically been our specialty niche of transportation, we expect to achieve consistent growth on our primary CeraPay and CeraVest platforms. We continue to work on expanding and improving our offerings to increase the attractiveness of our various online services. We are excited by the opportunities that we are seeing in the online financial services industry in China and we look forward to being a strong technology and financial partner to our customers.”

Fincera Inc.	Page 2
June 30, 2016

Financial Review

The Company now classifies its legacy truck-leasing business as a discontinued operation for all periods presented below. Continuing operations consist of the Company’s Internet-based business and its property lease and management business.

First Quarter 2016 Financial Results

Income (Revenues)

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(in thousands)	Three months ended March 31, 2016		Three months ended March 31, 2015
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Service charges	$15,087	72.1%	$2,769	48.0%	444.9%
Interest income	3,339	16.0%	805	14.0%	314.8%
Property lease and management	2,500	11.9%	2,196	38.1%	13.8%
Total income	$20,926	100.0%	$5,770	100.0%	262.7%

•	Income for the three months ended March 31, 2016, increased 262.7% to $20.9 million, from $5.8 million in the prior-year period, primarily as a result of the Company’s ramp-up of its Internet-based business segment, particularly its CeraPay and CeraVest products, which launched in November 2014. The Company’s property lease and management revenue also increased due to a higher percentage of available space being leased out.

•	Service charges, which represent CeraPay transaction fees and penalty and late fees for both CeraPay and CeraVest, increased 444.9% to $15.1 million in the three months ended March 31, 2016, from $2.8 million in the prior-year period. This was due to the significant increase in the volume of CeraPay transactions processed. During the first quarter of 2016, RMB4.4 billion (approximately $668.3 million) of transactions were processed through CeraPay, an increase of 363.7% from the RMB940.4 million (approximately $71.8 million) processed in the first quarter of 2015.

•	Interest income, which represents interest earned on CeraVest loans and origination fees, increased 314.8% to $3.3 million in the three months ended March 31, 2016, from $805,000 in the prior-year period. This was due to a significant increase in the outstanding amount of CeraVest loans facilitated by the Company. At March 31, 2016, CeraVest had a total loan portfolio of RMB2.0 billion (approximately $308.9 million), an increase of 378.2% from the RMB396.8 million (approximately $64.6 million) in CeraVest loans outstanding at March 31, 2015.

•	Property lease and management income increased 13.8% to $2.5 million in the three months ended March 31, 2016, from $2.2 million in the prior-year period due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants. At March 31, 2016, the occupancy rate of the Kai Yuan Finance Center was 84.3%, compared to 77.5% at March 31, 2015. The property lease and management business commenced operations during the third quarter of 2013.

Operating Costs and Expenses

•	The Company’s operating costs and expenses increased 98.1% to $19.6 million during the first quarter of 2016 from $9.9 million in the prior-year period, primarily due to increased expenses incurred for interest expense, provision for credit losses, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company’s Internet-based business.

Income (Loss) from Continuing Operations before Income Taxes

•	Income from continuing operations before income taxes totaled $1.3 million during the first quarter of 2016, compared to a loss of $4.1 million in the prior-year period, primarily due to the ramp up of the Company’s Internet-based business and associated income.

Income from Discontinued Operations, Net of Taxes

•	Loss from discontinued operations, net of taxes, totaled $372,000 during the first quarter of 2016, compared to income of $5.7 million in the prior-year period, primarily due to the winding down of the legacy truck-leasing business. There were fewer outstanding leases during the first quarter of 2016 compared to that of the prior-year period. As outstanding leases continue to be collected and expire, income from discontinued operations will continue to decline.

Fincera Inc.	Page 3
June 30, 2016

Net Income

•	Net income totaled $484,000 during the first quarter of 2016, compared to $2.7 million in the prior-year period, as a result of the decline in income from discontinued operations, which was partially offset by the increase in income from continuing operations.

Balance Sheet Highlights

At March 31, 2016, Fincera’s cash and cash equivalents (not including restricted cash) were $130.6 million, working capital was $165.9 million, total liabilities were $564.0 million, and stockholders’ equity was $258.1 million, compared to $62.0 million, $162.6 million, $494.2 million, and $256.1 million, respectively, at December 31, 2015.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Changing principles of generally accepted accounting principles;
•	Continued compliance with government regulations;
•	Legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
•	Fluctuations in customer demand;
•	Management of rapid growth;
•	General economic conditions;
•	Changes in government policy;
•	China’s overall economic conditions and local market economic conditions;
•	The Company’s ability to expand through strategic acquisitions;
•	The Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
•	The results of future financing efforts; and
•	Geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net	Investor Relations
The Equity Group Inc.
Carolyne Y. Sohn
Senior Associate	Adam Prior
(415) 568-2255 / csohn@equityny.com	Senior Vice President
(212) 836-9606 / aprior@equityny.com

Fincera Inc.	Page 4
June 30, 2016

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(in thousands except share and per share data)

	Three months ended March 31,
	2016	2015

Income
Service charges	$15,087	$2,769
Interest income	3,339	805
Property lease and management	2,500	2,196
Total income	20,926	5,770

Operating Costs and Expenses
Interest expense	6,456	3,403
Interest expense, related parties	1,472	1,102
Provision for credit losses	2,401	649
Product development expense	1,972	1,323
Property and management cost	497	570
Selling and marketing	2,227	167
General and administrative	4,564	2,674
Total operating costs and expenses	19,589	9,888

Income (loss) from continuing operations before income taxes	1,337	(4,118)
Income tax provision (benefit)	481	(1,056)
Income (loss) from continuing operations	856	(3,062)

(Loss) income from discontinued operations, net of taxes	(372)	5,728
Net income	$484	$2,666
Foreign currency translation adjustment	1,307	(1,005)

Comprehensive income	$1,791	$1,661
Earnings per share
Basic
Continuing operations	$0.04	$(0.13)
Discontinued operations	(0.02)	0.24
	$0.02	$0.11

Diluted
Continuing operations	$0.04	$(0.13)
Discontinued operations	(0.02)	0.24
	$0.02	$0.11

Weighted average shares outstanding
Basic	23,551,471	23,549,644
Diluted	24,145,828	24,262,250

Fincera Inc.	Page 5
June 30, 2016

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2016	2015
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$130,555	$61,957
Restricted cash	953	157
Other financing receivables, net	237,530	235,349
Loans, net	290,212	250,659
Prepaid expenses and other current assets	1,970	1,520
Current assets of discontinued operations	66,903	104,595
Total current assets	728,123	654,237

Noncurrent assets
Property, equipment and leasehold improvements, net	73,482	73,817
Deferred income tax assets	8,814	7,011
Non-current assets of discontinued operations	11,762	15,250

Total assets	$822,181	$750,315

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $81,409 and $56,363 as of March 31, 2016 and December 31, 2015, respectively)	90,695	75,921
Long-term bank borrowings, current portion (including long-term bank borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of March 31, 2016 and December 31, 2015, respectively)	12,382	13,860
Borrowed funds from CeraVest investors, related party (including borrowed funds from CeraVest investors, related party of the consolidated VIEs without recourse to Fincera of $11 and $2,716 as of March 31, 2016 and December 31, 2015, respectively)	2,905	2,716
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of $202,421 and $202,725 as of March 31, 2016 and December 31, 2015, respectively)	298,423	202,725
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $39,205 and $58,620 as of March 31, 2016 and December 31, 2015, respectively)	92,612	106,869
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $17,708 and $14,334 as of March 31, 2016 and December 31, 2015, respectively)	41,599	35,806
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $4,003 and $2,562 as of March 31, 2016 and December 31, 2015, respectively)	4,174	3,317
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $8,990 and $9,868 as of March 31, 2016 and December 31, 2015, respectively)	19,384	50,445
Total current liabilities	562,174	491,659

Fincera Inc.	Page 6
June 30, 2016

FINCERA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2016	2015
	(unaudited)
Noncurrent liabilities
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and nil as of March 31, 2016 and December 31, 2015, respectively)	1,847	2,587
Total liabilities	564,021	494,246

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,551,948 shares at March 31, 2016; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,550,993 shares at December 31, 2015	24	24
Additional paid-in capital	329,576	329,276
Statutory reserves	25,861	27,014
Accumulated deficit	(113,592)	(115,229)
Accumulated other comprehensive income	16,291	14,984
Total stockholders’ equity	258,160	256,069

Total liabilities and stockholders’ equity	$822,181	$750,315